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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                           Dow Jones & Company, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   260561105
--------------------------------------------------------------------------------
                                (CUSIP Number)

               Frederic J. Marx, Esquire, c/o Hemenway & Barnes
            60 State Street, Boston, MA 02109, Tel. (617) 227-7940
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               December 31, 1997
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 260561105                                     PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Roy A. Hammer
      SS# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4 Not applicable; ownership acquired by appointment as trustee of trusts holding shares reported below.


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

       SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    11,780,020 shares of Common Stock
                           8,454,534 shares of Class B Common Stock
     OWNED BY             (Convertible into Common Stock)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          See Item 8 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      See Item 8 above.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      00-co-trustee

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                                 ------------

Item 1.   Security and Issuer.
-------   -------------------

          Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2.   Identity and Background.
-------   -----------------------

          a.   Roy A. Hammer, Esq.
          b.   c/o Hemenway & Barnes, 60 State Street, Boston, MA  02109
          c.   Attorney and professional fiduciary at Hemenway &
               Barnes, 60 State Street, Boston, Massachusetts
               02109-1899
          d.   No such conviction
          e.   Not a party to any such proceeding
          f.   United States

Item 3.   Source of and Amount of Funds or Other consideration.
------    ----------------------------------------------------

          Securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4.   Purpose of Transaction.
-------   ----------------------

          The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

          a.   See items 11 and 13 of the cover page.

          b. (1) The undersigned shares the voting and dispositive power as a co-trustee over 11,780,020 shares of the issuer's stock with the following persons:

                    (A) With Lawrence T. Perera and Christopher Bancroft over 4,510,000 shares of stock;

                    (B)  With Jane C. MacElree over 2,725,000 shares of stock;
                    (C) With Ann C. Bartram and Steven Bartram over 45,681 shares of stock;
                    (D)  With Kurt F. Somerville over 23,542 shares of stock;
                    (E) With Bayne Stevenson, Elizabeth Steele and Rhoderick B. MacLeod over 2,689,448 shares of stock;
                    (F) With Michael J. Puzo, Jane C. MacElree, William C. Cox, Jr. and Martha W. Cox over 29,000 shares of stock;
                    (G)  With Heidi Cox over 1,300 shares of stock;
                    (H) With Deborah J. Hall and Martha W. Cox over 50,500 shares of stock;
                    (I) With Deborah J. Hall and William C. Cox, Jr. over 58,357 shares of stock;
                    (J)  With Michael J. Puzo over 13,000 shares of stock;
                    (K)  With Martha C. Farrell and Thomas V. Farrell, Jr.
                         over 62,797 shares of stock;
                    (L)  With George T. Shaw over 80,817 shares of stock;
                    (M)  With Edward H. Raymond over 2,500 shares of stock;
                    (N)  With Edward Jostrom over 700 shares of stock;
                    (O)  With Stephen Hibbard over 1,500 shares of stock;
                    (P) With George T. Shaw and Jane C. MacElree over 14,400 shares of stock;
                    (Q)  With State Street Bank and Trust Company and
                         Michael B. Elefante over 48,068 shares of stock; and
                    (R)  With State Street Bank and Trust Company over
                         1,350,424 shares of stock.

               (2)  (A)  (i)   Ann C. Bartram;
                         (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                               MA  02109;
                         (iii) housewife;
                         (iv)  no such conviction;

                         (v)   not a party to any such proceedings; and
                         (vi)  United States.

                    (B)  (i)   Steven Bartram;
                         (ii)  c/o Hemenway & Barnes, 60 State Street,
                               Boston, MA  02109;
                         (iii) staff member of urban environmental organization;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceedings; and
                         (vi)  United States.

                    (C)  (i)   Elizabeth Steele;
                         (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                               MA  02109;
                         (iii) real estate developer;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.

                    (D)  (i)   Rhoderick B. MacLeod;
                         (ii)  MacLeod & McGinnis, P.A., 1800 Second Street,
                               Suite 750, Sarasota, FL 34236;
                         (iii) attorney;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.

                    (E)  (i)   William C. Cox, Jr.;
                         (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                               MA  02109;
                         (iii) retired;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.

                    (F)  (i)   Martha W. Cox;
                         (ii)  c/o Hemenway & Barnes, 60 State Street,
                               Boston, MA  02109;

                         (iii) none;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (G)  (i)   Edward H. Raymond;
                         (ii)  c/o Hemenway & Barnes, 60 State Street,
                               Boston, MA  02109;
                         (iii) stockbroker;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (H)  (i)   Heidi Cox;
                         (ii)  c/o Hemenway & Barnes, 60 State Street,
                               Boston, MA  02109;
                         (iii) volunteer worker;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (I)  (i)   Martha C. Farrell;
                         (ii)  c/o Hemenway & Barnes, 60 State Street,
                               Boston, MA  02109;
                         (iii) housewife;
                         (iv)  no such conviction;
                         (vi)  not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (J)  (i)   Thomas V. Farrell, Jr.;
                         (ii)  c/o Hemenway & Barnes, 60 State Street,
                               Boston, MA  02109;
                         (iii) model;
                         (iv)  no such connection;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.

                    (K)  (i)   Bayne Stevenson;
                         (ii)  c/o Batson Company, P.O. Box 929, 37
                               South Main Street, Hanover, NH 03755;
                         (iii) real estate developer, Batson
                               Company, P.O. Box 929, 37 South Main
                               Street, Hanover, NH  03755;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vii) United States.

                    (L)  (i)   Eric Jostrom;
                         (ii)  c/o Constitution Management Co., 31 Milk Street,
                               Boston, MA 02109;
                         (iii) real estate developer, Constitution Management
                               Co., 31 Milk Street, Boston, MA 02109;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (M)  (i)   Stephen Hibbard;
                         (ii)  Middleton & Company, Inc., 99 High Street,
                               Boston, MA  02110;
                         (iii) investment advisor;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (N)  (i)   State Street Bank and Trust Company;
                         (ii)  225 Franklin Street, Boston, MA 02109;
                         (iii) Principal business is banking and
                               trust management;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  Organized under the laws of the
                               Commonwealth of Massachusetts.

                    (P)  (i)   Jane C. MacElree;
                               (ii) c/o Hemenway & Barnes, 60 State Street,
                               Boston, MA  02109;
                         (iii) none;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (Q)  (i)   Christopher Bancroft;
                               c/o Hemenway & Barnes, 60 State Street,
                               Boston, MA 02109;
                         (ii)  director, Dow Jones & Company, Inc.;
                         (iv)  no such conviction;
                         (iv)  not a  party to any such proceeding; and
                         (v)   United States.

                    (R)  (i)   Lawrence T. Perera, Esq., Kurt F. Somerville,
                               Esq., Michael J. Puzo, Esq., Deborah J. Hall,
                               Esq., George T. Shaw, Esq. and Michael B.
                               Elefante, Esq.;
                         (ii)  Hemenway & Barnes, 60 State Street, Boston, MA
                               02109-1899;
                         (iii) attorney and professional fiduciary;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.

          c.   None.

          d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

          e.   Not applicable.

Item 6.   Contracts, Arrangements, etc.
-------   -----------------------------

          There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7.   Materials to be Filed as Exhibits.
-------   ---------------------------------

          There are no relevant materials to be filed herewith.

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ Roy A. Hammer
                               ---------------------------
                               Roy A. Hammer


March 17, 1998